UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 15, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑ No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, December 14, 2010
Ad hoc announcement
pursuant to § 15 WpHG (Securities Trading Act)
Siemens to sell Siemens IT Solutions and Services to Atos Origin
Siemens AG will merge Siemens IT Solutions and Services into Atos Origin. In exchange, Siemens will receive 12.5 million newly issued shares of Atos Origin with a value determined for the transaction of € 414 million, representing 15 percent of the new company’s total share capital, with a five-year lock-up commitment. Siemens will also receive a cash component of approximately €186 million. In connection with the sale, Atos Origin will issue a five-year, €250-million convertible bond. Atos Origin will receive from Siemens a seven-year, €5.5-billion outsourcing contract. Furthermore, Siemens will provide extensive support in order to foster the company’s business success, among others up to € 250 million to the integration and training costs and further protections and guarantees. Overall, Siemens expects a considerable negative earnings impact in fiscal year 2011. The transaction, which is still subject to regulatory approval and approval by governing bodies of Atos Origin, is expected to be completed in July 2011.
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancellations of recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating pension obligations may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.
New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity, or ROE; return on capital employed, or ROCE; ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Siemens AG	Mariel von Drathen
CF IR	Wittelsbacherplatz 2
Investor Relations	D-80333 Munich
D-80312 Munich	Phone: +49-89 636 32474; Fax: -32830
E-Mail: investorrelations@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 15, 2010	/s/ Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling